CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2011

(Unaudited)

(Expressed in thousands of Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Statement of Loss
(Expressed in thousands of Canadian dollars, except per share data - unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2011	2010	2011	2010
		$ '000	$ '000	$ '000	$ '000

Revenue		$46,673	12,230	129,754	56,992

Cost of operations
Production cost		(30,553)	(14,931)	(74,733)	(43,818)
Depletion charge		(1,407)	(1,071)	(4,397)	(4,612)
Depreciation charge		(5,030)	(609)	(12,228)	(1,845)

Expenses
Exploration expenses		(1,260)	(3,161)	(7,604)	(8,076)
Pre-development expenses		(6,287)	(3,653)	(13,712)	(10,338)
Corporate and administrative cost		(1,966)	(2,074)	(6,186)	(5,478)
Environmental impact study		(722)	(763)	(1,647)	(2,002)
Foreign exchange (loss) gain - net		(5,105)	921	(1,928)	(450)
Salaries and compensation
Salaries and wages		(1,918)	(2,146)	(6,428)	(5,333)
Share based payments expense	8(b)	(1,013)	(1,123)	(4,028)	(3,831)
Loss from operating activities		(8,588)	(16,380)	(3,137)	(28,791)
Net interest (expense) income		(5,584)	312	(15,988)	1,325
Net realized (loss) gain on financial instruments		(134)	–	(134)	422
Loss on disposal of mineral property investment		–	–	(232)	–
Loss on settlement of senior secured notes	6(c)	–	–	(8,817)	–
Net unrealized loss on financial instruments recognized	7	(10)	(3,606)	(7,219)	(3,606)
Net unrealized marked-to-market adjustments on financial instruments	7	(19,670)	(3,699)	(19,849)	(3,699)
Loss before income tax		(33,986)	(23,373)	(55,376)	(34,349)
Income tax		(1)	36	(3)	23
Loss for the period		$(33,987)	(23,337)	(55,379)	(34,326)

Basic and diluted loss per share		$(0.07)	(0.07)	(0.12)	(0.10)

Weighted average number of common shares outstanding (thousands)		473,856	351,739	453,501	343,135

The accompanying notes are an integral part of these consolidated interim financial statements

GREAT BASIN GOLD LTD.
Consolidated Statement of Comprehensive Loss
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	$ '000	$ '000	$ '000	$ '000

Loss for the period	$(33,987)	$(23,337)	$(55,379)	(34,326)

Other comprehensive loss
Changes in fair value of financial instruments	–	–	–	603
Realized gain on available-for-sale financial instruments upon transfer	–	–	–	(1,530)
Cumulative translation adjustment	(56,401)	20,166	(86,357)	17,999
Other comprehensive (loss) profit for the period	$(56,401)	$20,166	$(86,357)	17,072

Comprehensive loss for the period	$(90,388)	$(3,171)	$(141,736)	(17,254)

GREAT BASIN GOLD LTD.
Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars - unaudited)

		September 30	December 31
	Note	2011	2010
		$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		6,522	12,855
Trade and other receivables		8,778	9,340
Inventories	4	28,669	18,440
Other current assets		2,294	1,283
		46,263	41,918
Non-current assets
Loan due from related party		13,466	13,372
Property, plant and equipment	5	710,371	695,374
Other assets		5,197	4,719
Total assets		775,297	755,383

Liabilities
Current liabilities
Trade payables and accrued liabilities		49,407	61,731
Current portion of long-term debt	6	45,532	53,516
Current portion of other liabilities	7	5,324	278
		100,263	115,525
Non-current liabilities
Long-term debt	6	187,208	156,062
Other liabilities	7	36,556	12,419
Site reclamation obligations		5,456	5,660
Total liabilities		329,483	289,666

Equity
Share capital		833,468	709,449
Warrants		55	6,108
Contributed surplus		81,543	77,676
Accumulated other comprehensive (loss) income		(59,962)	26,395
Deficit		(409,290)	(353,911)
		445,814	465,717

Total liabilities and equity		775,297	755,383

Segment disclosure	10

The accompanying notes are an integral part of these consolidated interim financial statements

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian dollars - unaudited)

						Accumulated
						other
	Share capital		Warrants		Contributed	comprehensive
	Common shares	Amount	Warrants	Amount	surplus	income (loss)	Deficit	Total
	(thousands)	$'000	(thousands)	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2011	414,015	709,449	24,918	6,108	77,676	26,395	(353,911)	465,717

Net loss for the period	-	-	-	-	-	-	(55,379)	(55,379)
Other comprehensive loss	-	-	-	-	-	(86,357)	-	(86,357)
Comprehensive loss for the period	-	-	-	-	-	(86,357)	(55,379)	(141,736)
Employee stock options
Value of services recognized (note 8(b))	-	-	-	-	6,599	-	-	6,599
Proceeds on issuing shares	3,010	7,288	-	-	(2,732)	-	-	4,556
Warrants
Proceeds on issuing shares (note 8(d))	24,694	35,393	(24,694)	(6,053)	-	-	-	29,340
Proceeds on issuance of shares for public offering net of issue cost (note 8(c))	33,827	81,175	-	-	-	-	-	81,175
Other	100	163	-	-	-	-	-	163

Balance - September 30, 2011	475,646	833,468	224	55	81,543	(59,962)	(409,290)	445,814

Balance - January 1, 2010	334,158	567,596	86,179	13,104	74,403	927	(326,770)	329,260

Net loss for the period	-	-	-	-	-	-	(34,326)	(34,326)
Other comprehensive income	-	-	-	-	-	17,072	-	17,072
Comprehensive income (loss) for the period	-	-	-	-	-	17,072	(34,326)	(17,254)
Employee stock options
Value of services recognized (note 8(b))	-	-	-	-	5,696	-	-	5,696
Proceeds on issuing shares	2,058	4,462	-	-	(1,498)	-	-	2,964
Warrants
Proceeds on issuing shares	19,237	32,555	(19,237)	(1,776)	-	-	-	30,779
Shares issued for early settlement of senior secured notes	2,234	3,910	-	-	-	-	-	3,910
Shares issued for mineral properties	10,574	19,243	-	-	-	-	-	19,243

Balance - September 30, 2010	368,261	627,766	66,942	11,328	78,601	17,999	(361,096)	374,598

The accompanying notes are an integral part of these consolidated interim financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	$ '000	$ '000	$ '000	$ '000
Operating activities
Loss for the period	$(33,987)	$(23,337)	$(55,379)	$(34,326)
Items not involving cash
Production non-cash charges	1,111	142	2,078	141
Pre-development non-cash charges	290	265	665	788
Exploration non-cash charges	30	87	121	223
Depreciation	5,198	660	12,752	2,003
Share donation	–	–	163	–
Net realized profit on financial instruments	–	–	–	(422)
Unrealized profit on financial instruments	(19)	(77)	(3)	(43)
Unrealized loss on financial instruments recognized	10	3,606	7,219	3,606
Unrealized marked-to-market adjustments on financial instruments	19,670	3,699	19,849	3,699
Share based payments expense	1,013	1,123	4,028	3,831
Unrealized foreign exchange loss (gain)	6,139	(936)	2,881	(1,489)
Depletion	1,407	1,071	4,397	4,612
Interest expense	5,980	235	17,177	302
Interest income	(396)	(298)	(1,189)	(1,378)
Loss on settlement of senior secured notes	–	–	8,817	–
Changes in non-cash operating working capital
Trade and other receivables	216	11,148	(362)	(3,037)
Other current assets	(1,649)	(489)	(1,068)	(1,070)
Inventories	(1,522)	589	(9,232)	2,571
Trade payables and accrued liabilities	6,793	3,105	11,643	7,574
Net cash generated from (utilized by) operating activities	10,284	593	24,557	(12,415)

Investing activities
Advance to related party	–	–	(1,468)	–
Net proceeds on sale of financial instruments	–	–	–	3,527
Purchase of property, plant and equipment	(36,630)	(69,978)	(129,821)	(146,039)
Additions to restricted cash	–	–	–	(5,882)
Interest income	138	27	460	1,060
Reclamation deposits	(252)	(150)	(712)	(52)
Net cash utilized by investing activities	(36,744)	(70,101)	(131,541)	(147,386)

Financing activities
Common shares and warrants issued for cash, net of issue costs	12,615	30,023	115,070	31,377
Proceeds on issuance of debt	–	24,553	68,810	72,401
Repayment of debt	(15,968)	(621)	(71,723)	(5,852)
Interest expense	(1,516)	–	(10,556)	(5,453)
Net cash (utilized by) generated from financing activities	(4,869)	53,955	101,601	92,473

Decrease in cash and cash equivalents	(31,329)	(15,553)	(5,383)	(67,328)
Cash and cash equivalents, beginning of period	38,771	39,556	12,855	89,464
Foreign exchange movement on cash and cash equivalents	(920)	(914)	(950)	953

Cash and cash equivalents, end of period	$6,522	$23,089	$6,522	$23,089

Refer note 9 of the notes to the consolidated interim financial statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

1.	General information

Great Basin Gold Ltd. (“Great Basin” or the “Company”) is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. The Company is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increases during 2011 and 2012. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

Operating results for the three and nine month periods ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2011. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim period presented.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its 2011 interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive loss for the three and nine months ended September 30, 2010.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of November 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

2.	Basis of preparation and adoption of IFRS (continued)

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements, which are both available through the internet on SEDAR at www.sedar.com.

3.	Significant accounting policies, judgments and estimation uncertainty

Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except for those changes recognized on change-over to IFRS, as described in note 11 of the Company’s interim financial statements for the quarter ended March 31, 2011.

Critical accounting estimates and judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to impairment of mineral property interests, valuation of inventories, allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired, the determination of amortization, depletion and accretion, determination of reclamation obligations, the determination of the fair values of financial instruments, assumptions used in determining the fair value of non-cash share based payments, warrants and derivatives, determination of valuation allowances for deferred income tax liabilities, estimated market related interest rate used to calculate the equity component of compound financial instruments and allocation of indirect mining and overhead expenses to production and development costs.

4.	Inventories

	September 30	December 31
	2011	2010
	$‘000	$‘000
Stores and materials	5,489	3,534
Unprocessed ore	4,792	3,220
Precious metals in process	18,388	11,686
	28,669	18,440

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. During the three and nine months ended September 30, 2011, stores and materials, unprocessed ore and precious metal in process of $37 million (2010: $16.6 million) and $91.4 million (2010: $50.3 million) have been included under cost of operations respectively.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

5.	Property, plant and equipment

		Mineral
	Mineral	properties	Mine
	properties	not	infrastructure
	subject to	subject to	and	Leased	Other
	depletion	depletion	equipment	assets	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Nine months ended September 30, 2011
Opening net book value	134,582	48,410	499,654	9,039	3,689	695,374
Additions	-	-	115,137	2,061	1,120	118,318
Transferred	-	-	1,957	(1,957)	-	-
Depletion and depreciation	(4,267)	-	(14,660)	(1,337)	(1,253)	(21,517)
Foreign exchange differences	(9,467)	166	(71,260)	(879)	(364)	(81,804)
Closing net book value	120,848	48,576	530,828	6,927	3,192	710,371

At September 30, 2011:
Cost	140,889	48,576	562,323	8,899	6,866	767,553
Accumulated depreciation	(20,041)	-	(31,495)	(1,972)	(3,674)	(57,182)
Net book value	120,848	48,576	530,828	6,927	3,192	710,371

Year ended December 31, 2010
Opening net book value	138,624	29,183	187,325	2,153	1,996	359,281
Additions	-	19,399	293,739	7,317	2,095	322,550
Depletion and depreciation	(6,158)	-	(9,278)	(819)	(553)	(16,808)
Foreign exchange differences	2,116	(172)	27,868	388	151	30,351
Closing net book value	134,582	48,410	499,654	9,039	3,689	695,374

At December 31, 2010:
Cost	149,313	48,410	518,210	10,250	6,351	732,534
Accumulated depreciation	(14,731)	-	(18,556)	(1,211)	(2,662)	(37,160)
Net book value	134,582	48,410	499,654	9,039	3,689	695,374

Assets under construction of $34.9 million included under mine infrastructure and equipment is not being amortized as at September 30, 2011 (December 31, 2010, $435.3 million).

Leased assets are pledged as security for the related finance leases (refer note 6). Mineral properties of $124 million consisting of the Hollister and Burnstone properties and fixed assets of $534 million have been pledged as security for the term loans (refer note 6(a) and (b)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

6.	Long-term debt

Non-current portion of long-term debt

	September 30	December 31
	2011	2010
	$‘000	$‘000
Convertible debentures	95,827	91,677
Finance lease liabilities	83	436
Term loan I (note 6(a))	45,944	63,949
Term loan II (note 6(b))	45,354	-
	187,208	156,062

Current portion of long-term debt

	September 30	December 31
	2011	2010
	$‘000	$‘000
Convertible debentures	3,373	-
Finance lease liabilities	4,178	6,955
Senior secured notes (note 6(c))	-	40,101
Term loan I (note 6(a))	21,124	6,460
Term loan II (note 6(b))	16,857	-
	45,532	53,516

The continuity of long-term debt is as follows:
	September 30	December 31
	2011	2010
	$‘000	$‘000
Opening balance at January 1	209,578	130,716
New debt (note 6(b))	68,810	75,942
New leases	2,034	7,261
Transaction cost (note 6(b))	(2,210)	(3,707)
Repayment of debt and interest	(80,138)	(25,092)
Settlement loss on senior secured notes (note 6(c))	8,817	-
Amortized transaction cost	878	505
Interest expense	19,091	30,406
Foreign exchange	5,880	(6,453)
	232,740	209,578

(a) Term loan I

Term loan I has a maximum term of 4 years from date of first draw down and will be repaid in 13 quarterly consecutive installments. The first installment was settled on May 26, 2011, 12 months after initial draw down. The interest rate for Term loan I is linked to the USD London interbank offered rate (“USD LIBOR”) at a premium of 4% above USD LIBOR and is fixed on a quarterly basis. The floating rate on September 30, 2011 is 4.314% (USD LIBOR of 0.314% plus 4% premium).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

6.	Long-term debt (continued)

(a) Term loan I (continued)

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the loan.

Term loan I contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at September 30, 2011, the Company assessed and complied with all covenants.

Refer to note 7(a) for details of the hedge structure entered into under the Term loan I agreement.

(b) Term loan II

The Company closed a $69 million (US$70 million) term loan with Credit Suisse AG in March 2011 (“Term loan II”).

Term loan II has a maximum term of 4 years from date of first draw down and will be repaid in 18 quarterly consecutive installments. The first installment was settled on September 13, 2011, 6 months after initial draw down. The interest rate for Term loan II is linked to the USD LIBOR at a premium of 3.75% above USD LIBOR and is fixed on a quarterly basis. The floating rate on September 30, 2011 is 4.0971% (USD LIBOR of 0.3471% plus 3.75% premium).

The Hollister project and a surety signed by the Company serve as security for the loan.

Term loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at September 30, 2011, the Company assessed and complied with all covenants.

Refer to note 7(b) for details of the hedge structure entered into under the Term loan II agreement.

(c) Senior secured notes

On March 15, 2011, the Company applied $50.3 million (US$51.4 million) from the Term loan II proceeds towards full and final settlement of the senior secured notes issued in December 2008.

The liability was settled at an accounting loss of $8.8 million (US$8.9 million) calculated as the difference between the amortized carrying value and the outstanding debt amount on the date of settlement.

7.	Other liabilities

Non-current portion of other liabilities
	September 30	December 31
	2011	2010
	$‘000	$‘000
Financial guarantee	2,227	2,597
Zero cost collar program I (note 7(a))	13,360	9,822
Zero cost collar program II (note 7(b))	20,969	-
	36,556	12,419

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

7.	Other liabilities (continued)

Current portion of other liabilities
	September 30	December 31
	2011	2010
	$‘000	$‘000
Zero cost collar program I (note 7(a))	4,821	278
Zero cost collar program II (note 7(b))	503	-
	5,324	278

The continuity of other liabilities is as follows:
	September 30	December 31
	2011	2010
	$‘000	$‘000
Opening balance at January 1	12,697	-
Fair value of guarantee	-	2,597
ZCC fair value upon inception (note 7(b))	7,219	3,606
Marked-to-market adjustments – ZCC I	7,034	6,860
Marked-to-market adjustments – ZCC II	12,815	-
Foreign exchange	2,115	(366)
	41,880	12,697

(a) Zero cost collar program I

In connection with Term loan I (refer note 6(a)), the Company executed a zero cost collar (“ZCC”) hedge program for a total 105,000 gold ounces over a period of three years that commenced in January 2011.

As of January 1, 2011, the Company is required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program includes put options priced at US$850 and call options priced at US$1,705 per gold oz.

Gold delivery positions as at September 30, 2011:
	September 30	December 31
	2011	2010
Expired unexercised at no cost	10,000 ounces	Nil ounces
Delivered	1,250 ounces	Nil ounces
Remaining positions	93,750 ounces	105,000 ounces

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

7.	Other liabilities (continued)

(a) Zero cost collar program I (continued)

Marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	September 30	December 31
	2011	2010
Gold price (per ounce)	US$1,623	US$1,419
Risk free interest rate	0.27% - 0.55%	0.25% - 1.34%
Expected life	1 - 27 months	1 - 36 months
Gold price volatility	37.06% - 32.52%	17.3% - 27%

The fair values of the derivative instruments as of September 30, 2011 were as follows:
		Asset	Liability	Net
		Derivatives	derivatives	Derivatives
		Estimated	Estimated	Estimated
Derivatives not designated as	Balance sheet	fair value	fair value	fair value
hedging instruments	classification	$‘000	$‘000	$‘000

Commodity contracts (gold) – ZCC 1	Current other liabilities	25	(4,846)	(4,821)

Commodity contracts (gold) – ZCC 1	Other liabilities	687	(14,047)	(13,360)

(b) Zero cost collar program II

In connection with Term loan II (refer note 6(b)), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years, commencing in January 2012.

The Company will be required to deliver 875 gold ounces per month over a twelve month period followed by 3,000 gold ounces per month over a twenty four month period. The remaining 35,000 gold ounces will be delivered in 12 equal monthly deliveries of 2,916 gold ounces, starting January 30, 2015. The program includes put options priced at US$1,050 and call options priced at US$1,930 per gold oz.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	September 30	March 10
	2011	2011
Gold price (per ounce)	US$1,623	US$1,410
Risk free interest rate	0.40% - 0.98%	0.40% - 1.91%
Expected life	3 - 51 months	10 - 57 months
Gold price volatility	33.37% - 34.10%	19.65% - 26.26%

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

7.	Other liabilities (continued)

(b) Zero cost collar program II (continued)

The fair values of the derivative instruments as of September 30, 2011 were as follows:

		Asset	Liability	Net
		Derivatives	derivatives	derivatives
		Estimated	Estimated	Estimated
Derivatives not designated as	Balance sheet	fair value	fair value	fair value
hedging instruments	classification	$‘000	$‘000	$‘000

Commodity contracts (gold) – ZCC 2	Current other liabilities	51	(554)	(503)

Commodity contracts (gold) – ZCC 2	Other liabilities	8,758	(29,727)	(20,969)

8.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Opening total at January 1	$1.75	16,441	2.26
Granted	$2.37	9,415
Exercised	$1.54	(2,655)
Expired	$2.55	(1,300)
Forfeited	$2.10	(2,951)
	$1.98	18,950	2.30

As at September 30, 2011, 11.3 million of the outstanding options were exercisable at an average exercise price of $1.81 per option and expiry dates ranging between December 12, 2011 and May 5, 2016.

In addition to the options outstanding under the stock option plan noted above, out of plan options to acquire 677,766 shares at an exercise price of $0.60 and expiry date of June 1, 2012, remain outstanding in connection with the acquisition of mineral properties in 2008.

Costs previously recognized on options were, upon forfeiture, reversed through the current year’s profit or loss.

The exercise prices of all share purchase options granted during the three and nine months ended September 30, 2011 and 2010 were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

8.	Share capital (continued)

(b) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted which have been included in the statement of income for the three and nine months ended September 30, 2011, is as follows:

	Three months ended September 30
	2011	2010
	$‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	1,634	1,834
Compensation cost allocated to development expenses	-	(76)
Compensation cost allocated to production cost	(621)	(164)
Compensation cost capitalized on Burnstone mine development	-	(465)
Compensation cost allocated to bonus provision	-	(6)
Share based payments expense	1,013	1,123

	Nine months ended September 30
	2011	2010
	$ ‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	6,599	5,696
Compensation cost allocated to development expenses	-	(248)
Compensation cost allocated to production cost	(2,475)	(529)
Compensation cost capitalized on Burnstone mine development	(96)	(999)
Compensation cost allocated to bonus provision	-	(89)
Share based payments expense	4,028	3,831

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Nine months ended September 30
	September 30
	2011	2010	2011	2010
Risk free interest rate	1.9%	2%	2.5%	2.6%
Expected life	3 years	3 years	3.4 years	3.4 years
Expected volatility	80%	87%	81%	85%
Expected dividends	Nil	Nil	Nil	Nil

(c) Share issuance, February 2011 - Public Offering

The Company completed a public offering on February 23, 2011 whereby it issued 33,827,250 shares at a price of $2.55 per share thereby raising gross proceeds of $86.3 million.

The Company paid the underwriters a fee of $4.3 million and incurred other share issue costs of approximately $0.8 million for net proceeds of $81.2 million which has been recorded as share capital.

(d) Share issuance – Exercised warrants

Warrant holders exercised 24,694,979 of the $1.25 senior secured notes warrants during the nine months ended September 30, 2011.

Each warrant entitled the holder thereof to purchase one common share and the Company accordingly recorded $35.4 million, consisting of proceeds and fair value, as share capital.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

9.	Additional cash flow information

Supplementary information
	Three months ended September 30
	2011	2010
	$’000	$’000

Income taxes paid (recovered)	1	(36)

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 5)	1,101	1,770
Accrued interest capitalized to property, plant and machinery (note 5)	-	14,853
Share based compensation capitalized (refer note 8(b))	-	465

Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	1,158	937
Fair value of warrants transferred to share capital on warrants exercised	2,260	1,776

	Nine months ended September 30
	2011	2010
	$’000	$’000

Income taxes paid (recovered)	3	(23)

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 5)	3,419	4,437
Shares issued for property, plant and equipment	-	19,243
Accrued interest capitalized to property, plant and machinery (note 5)	2,515	24,360
Share based compensation capitalized (refer note 8(b))	96	999

Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	2,732	1,498
Fair value of warrants transferred to share capital on warrants exercised	6,063	1,776
Shares issued for early settlement of senior secured notes	-	3,910

10.	Segment disclosure

The Company operates in reportable operating segments to deliver on its strategy to explore, development and operate mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM is its Chief Executive Officer.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

10.	Segment disclosure (continued)

Assets
	September 30	December 31
	2011	2010
	$ ‘000	$ ‘000
Corporate entities
Assets other than mineral property interests	5,062	14,159
Tanzanian exploration
Assets other than mineral property interests	339	618
Mineral property interests	45,127	45,127
Nevada operations
Assets other than mineral property interests	28,412	21,640
Mine development and equipment	44,101	40,508
Mineral property interests	52,476	53,742
South African operations
Assets other than mineral property interests	32,481	25,764
Mine development and equipment	495,478	469,702
Mineral property interests	71,821	84,123
	775,297	755,383

Revenue
	Three months ended
	September 30
	2011	2010
	$ ‘000	$ ‘000
Nevada operations
Sale of refined precious metals	35,754	12,230
South African operations
Sale of refined precious metals	10,919	-
	46,673	12,230

	Nine months ended
	September 30
	2011	2010
	$ ‘000	$ ‘000
Nevada operations
Sale of refined precious metals	106,949	56,992
South African operations
Sale of refined precious metals	22,805	-
	129,754	56,992

Refined precious metals are sold to RK Mine Finance Trust I under the terms of an off-take agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

11.	Transition to IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized below.

(a) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

		December 31, 2010			September 30, 2010
		$'000	$'000	$'000	$'000	$'000	$'000
	Note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets

Current assets
Cash and cash equivalents		12,855	-	12,855	23,089	-	23,089
Amounts receivable		9,340	-	9,340	10,446	-	10,446
Inventory		18,440	-	18,440	24,640	-	24,640
Other assets		1,283	-	1,283	1,927	-	1,927
		41,918	-	41,918	60,102	-	60,102

Loans due from related parties		13,372	-	13,372	-		-
Property, plant and equipment		512,384	-	512,384	418,430	-	418,430
Reclamation deposits		4,719	-	4,719	4,632	-	4,632
Restricted cash		-	-	-	11,950	-	11,950
Mineral property interests	(i)	245,649	(62,659)	182,990	246,798	(62,817)	183,981
Total Assets		818,042	(62,659)	755,383	741,912	(62,817)	679,095

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		61,731	-	61,731	77,995	-	77,995
Current portion of long term borrowings		53,516	-	53,516	9,239	-	9,239
Current portion of other liabilities		278	-	278	117	-	117
		115,525	-	115,525	87,351	-	87,351

Long term borrowings		156,062	-	156,062	203,383	-	203,383
Future income taxes	(i);(ii)	18,939	(18,939)	-	18,939	(18,939)	-
Other liabilities		12,419	-	12,419	9,653	-	9,653
Site reclamation obligations		5,660	-	5,660	4,110	-	4,110
		193,080	(18,939)	174,141	236,085	(18,939)	217,146
Shareholders' equity
Share capital		709,449	-	709,449	627,766	-	627,766
Warrants		6,108	-	6,108	11,328	-	11,328
Contributed surplus	(ii)	86,540	(8,864)	77,676	87,465	(8,864)	78,601
Deficit	(iv)	(294,625)	(59,286)	(353,911)	(301,346)	(59,750)	(361,096)
Accumulated other comprehensive income (loss)	(iii)	1,965	24,430	26,395	(6,737)	24,736	17,999
		509,437	(43,720)	465,717	418,476	(43,878)	374,598

Total Liabilities and Shareholders' Equity		818,042	(62,659)	755,383	741,912	(62,817)	679,095

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

11.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

		Three months ended September 30, 2010			Nine months ended September 30, 2010
		$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
	Note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS

Revenue		12,230		12,230	56,992	-	56,992
(Expenses) income
Production cost		(15,540)		(15,540)	(45,663)	-	(45,663)
Depletion charge	(i)	(1,455)	384	(1,071)	(5,919)	1,307	(4,612)
Exploration expenses		(3,161)		(3,161)	(8,076)	-	(8,076)
Pre-development expenses		(3,653)		(3,653)	(10,338)	-	(10,338)
Corporate and administrative cost		(2,151)		(2,151)	(5,521)	-	(5,521)
Environmental impact study		(763)		(763)	(2,002)	-	(2,002)
Foreign exchange gain - net		921		921	(450)	-	(450)
Salaries and compensation					-	-	-
Salaries and wages		(2,146)		(2,146)	(5,333)	-	(5,333)
Stock-based compensation		(1,123)		(1,123)	(3,831)	-	(3,831)
Loss before the undernoted and income taxes		(16,841)	384	(16,457)	(30,141)	1,307	(28,834)
Interest expense		(15)		(15)	(82)	-	(82)
Interest income		327		327	1,407	-	1,407
Net realized gain on available-for-sale financial instruments		–		–	489	-	489
Net realized loss on held-for-trading financial instruments		–		–	(67)	-	(67)
Net unrealized gain (loss) on held-for-trading financial instruments		77		77	43	-	43
Net unrealized loss on held-for-trading financial instruments recognized		(3,606)		(3,606)	(3,606)	-	(3,606)
Net unrealized market-to-market adjustments on held-for-trading financial instruments		(3,699)		(3,699)	(3,699)	-	(3,699)
Loss before income taxes		(23,757)	384	(23,373)	(35,656)	1,307	(34,349)
Taxes recovered		36		36	23	-	23
Loss for the period		(23,721)	384	(23,337)	(35,633)	1,307	(34,326)

Other comprehensive income (loss)
Unrealized gain on available-for-sale financial instruments		-		–	603	-	603
Realized gain on available-for-sale financial instruments upon transfer		-		–	(1,530)	-	(1,530)
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations	(i)	21,277	(1,111)	20,166	18,731	(732)	17,999
Other comprehensive income (loss)		21,277	(1,111)	20,166	17,804	(732)	17,072

Total comprehensive loss for the period		(2,444)	(727)	(3,171)	(17,829)	575	(17,254)

Basic and diluted loss per share		(0.07)		(0.07)	(0.10)		(0.10)

Weighted average number of common shares outstanding (thousands)		351,739		351,739	343,135		343,135

(i) Mineral property interests

Under Canadian GAAP the fair value allocation on acquisition of mineral properties, treated as asset acquisitions, included a gross-up of deferred tax on the allocated fair value with the debit entry capitalized to the mineral property and the credit entry accounted for as a future income tax (deferred tax) liability. An IFRS adjusting entry in the amount of $65 million was processed on the January 1, 2010 balance sheet to eliminate the future income tax entry accounted for on acquisition of mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

11.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(i) Mineral property interests (continued)

The adjustment to the values of mineral properties also affected other comprehensive income as well as depletion charges recorded in 2009 and 2010 on the Hollister mineral property. The impact on other comprehensive income relates to the foreign exchange translation of these mineral properties. Adjusting entries were processed to mineral properties, accumulated other comprehensive income (refer (iii) below) and deficit (refer (iv) below).

(ii) Future income taxes (deferred taxes)

In addition to the adjustment to future income taxes as noted in (i) above an additional adjustment was processed to eliminate the future income tax liability recognized under Canadian GAAP on the temporary difference between the accounting and tax base of mineral properties. Under IFRS, deferred taxes should not be recognized for the acquisition of assets that do not constitute a business combination and had no income statement impact on initial recognition.

A third adjustment to future income taxes was processed to account for a deferred tax liability on the temporary difference between the convertible debt instrument’s tax and accounting bases. Under IFRS the debit entry is recognized with the equity component of this compounded financial instrument in contributed surplus.

(iii) Accumulated other comprehensive income

In accordance with IFRS transitional provisions, the Company has elected to reset the foreign cumulative translation adjustment (“CTA”), which includes gains and losses arising from the translation of foreign operations, at the date of transition to IFRS.

The following is a summary of transition adjustments to the Company’s accumulated other comprehensive loss from Canadian GAAP to IFRS:

	December 31	September 30
	2010	2010
	$ ‘000	$ ‘000
Accumulated other comprehensive income (loss) as reported under Canadian GAAP	1,965	(6,737)
IFRS adjustments decrease:
Deferred income tax on mineral properties (note (i))	6,441	6,747
Cumulative translation adjustment (note (iii))	17,989	17,989
Accumulated other comprehensive income as reported under IFRS	26,395	17,999

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Expressed in thousands of Canadian dollars - unaudited)

11.	Transition to IFRS (continued)

	(a)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS (continued)

(iv) Deficit

The following is a summary of transition adjustments to the Company’s deficit from Canadian GAAP to IFRS:

	December 31	September 30
	2010	2010
	$‘000	$‘000
Deficit as reported under Canadian GAAP IFRS adjustments (increase) decrease:	(294,625)	(301,346)
Mineral properties (note (i);(ii))	(54,530)	(54,530)
2008 depletion (note (i))	1,657	1,657
2009 depletion (note (i))	941	941
2010 depletion (note (i))	1,771	1,307
Convertible debt (note (ii))	8,864	8,864
Cumulative translation adjustment (note (iii))	(17,989)	(17,989)
Deficit as reported under IFRS	(353,911)	(361,096)

(b)	Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company except that, under IFRS, cash flows relating to interest are classified in a consistent manner under operating, investing or financing activities each period. Under Canadian GAAP, cash flows relating to interest were classified under operating activities.